Filed pursuant to Rule 424(b)(2)

SEC File No. 333-113672

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 26, 2004)

2,000,000 Shares

U.S. RESTAURANT PROPERTIES, INC.

Common Stock

The selling stockholders are selling 2,000,000 shares of our common stock in this offering. The selling stockholders have granted the underwriter an option to purchase up to 200,000 additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the New York Stock Exchange under the symbol “USV.” The last reported sale price of our common stock on the NYSE on June 7, 2004 was $15.88 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.5500	$31,100,000
Underwriting discount	$.4735	$947,000
Proceeds, before expenses, to the selling stockholders	$15.0765	$30,153,000

The selling stockholders have granted the underwriter a 30-day option to purchase up to 200,000 additional shares of common stock to cover over-allotments, if any.

The underwriter expects to deliver the shares to purchasers on or about June 11, 2004.

MORGAN KEEGAN & COMPANY, INC.

The date of this prospectus supplement is June 8, 2004.

You should rely solely on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement.

To the extent any inconsistency or conflict exists between the risk factors or any other information included in this prospectus supplement and the risk factors or any other information included in the accompanying prospectus, the information in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated as of June 7, 2004, Morgan, Keegan & Company, Inc., as the underwriter, has agreed to purchase, and the selling stockholders have agreed to sell to the underwriter, 2,000,000 shares of our common stock.

The underwriter has advised us that they propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $.30 per share. The underwriter may allow, and these selected dealers may re-allow, a concession of not more than $.10 per share to other brokers and dealers.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares in this offering is subject to approval of legal matters by counsel and other conditions. The underwriter is obligated to purchase all the shares, other than those covered by the over-allotment option described below, if it purchases any of the shares.

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus supplement are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus supplement. This prospectus supplement is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriter has advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriter by the selling stockholders.

	Per Share	Total, Without Over-Allotment	Total, With Over-Allotment
Underwriting discount to be paid to the Underwriter by the selling stockholders	$.4735	$947,000	$1,041,700

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $95,000. This estimate includes expenses of the underwriter that we have agreed to reimburse.

Our common stock is listed on the NYSE under the symbol “USV.”

Over-Allotment Option

The selling stockholders have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 200,000 additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriter to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriter will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Lock-Up Agreements

Subject to certain limited exceptions, we and the selling stockholders have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of the underwriter, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of or transfer, or announce the offering of, or file any registration statements under the Securities Act of 1933 in respect of, any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock (other than in this offering); provided, however, that we may issue shares of our common stock or options to purchase our common stock, or common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in or incorporated by reference in this prospectus supplement, upon redemption of units of U.S. Restaurant Properties Operating L.P. or pursuant to any other agreement in effect on the date hereof obligating us to issue common stock.

Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sale of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing shares of common stock in the open market or by exercising its over-allotment option. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

In the ordinary course of business, the underwriter and its affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to U.S. Restaurant Properties, Inc. and our affiliates for which they have received, or expect to receive, customary fees.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus and the information we file later with the SEC will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our Current Report on Form 8-K is not incorporated by reference into this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-13089).

•	The Current Report on Form 8-K filed on April 23, 2004.

You may request copies of these filings at no cost by writing or telephoning our Investor Relations Department at the following address and telephone number:

U.S. Restaurant Properties, Inc. 12240 Inwood Road, Suite 300 Dallas, Texas 75244 (972) 387-1487 x 147

LEGAL MATTERS

The validity of the securities issued hereunder has been passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for the underwriters by Bass, Berry & Sims, PLC, Memphis, Tennessee.

PROSPECTUS

U.S. RESTAURANT PROPERTIES, INC.

2,229,765 Shares of Common Stock

By this prospectus, our selling stockholders, including their pledgees, assignees and successors in interest (collectively, the selling stockholders) are offering and selling up to 2,229,765 shares of common stock. We will not receive any proceeds from the sale of shares.

We have agreed to register for resale 2,229,765 shares of our common stock that we previously issued to LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC, a predecessor entity of LSF III Capital Investments, L.P., in a transaction exempt from the registration requirements of the Securities Act of 1933, and these selling stockholders are offering and selling up to 2,229,765 shares under this prospectus.

The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The selling stockholders may offer the common stock through public or private transactions, on the New York Stock Exchange at the prevailing market price, or at privately negotiated prices. We will pay all of the costs and expenses incurred with the registration of the resale of the common stock under the federal securities laws, including all registration, filing and listing fees, printing expenses and the fees and expenses of one counsel to the selling stockholders. The selling stockholders will pay any underwriting discounts, commissions and applicable transfer taxes.

Our common stock is listed on the New York Stock Exchange under the symbol “USV.” On March 25, 2004, the closing sale price on the New York Stock Exchange for our common stock was $17.78 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities discussed in the prospectus, nor have they determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The selling stockholders may not sell these securities until the registration statement filed with the SEC is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is March 26, 2004

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. This prospectus only provides you with a general description of the securities being offered by the selling shareholder. You should read this prospectus together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and may make statements in a prospectus supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

Forward-looking statements are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

•	Our inability to effect acquisitions due to limited access to financing. This inability could result in decreased market penetration, adverse effects on results of operations and other adverse results.

•	Failure to qualify as a Real Estate Investment Trust (REIT). We elected to be taxed as a REIT for federal income tax purposes for our taxable year ended December 31, 2003, and expect to continue to elect REIT status. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, our ability to make distributions to our stockholders would be adversely affected. See “Federal Income Tax Consequences – REIT Qualification.”

•	The cost of capital. Our cost of capital depends on many factors, some of which are beyond our control, including interest rates, ratings, prospects and outlook.

•	Actions of our competitors. We seek to remain competitive in the restaurant and service station real estate markets that we currently serve. We do, however, compete with a number of other real estate oriented companies, some of which have greater resources than we do.

•	Changes in government regulations, tax rates and similar matters. Changes in real estate and zoning laws, environmental uncertainties and natural disasters could adversely affect our financial condition and results of operations.

•	Other risks are detailed in our SEC reports or filings, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements, except as may be required by federal securities laws.

THE COMPANY

We are a Dallas, Texas-based REIT. As a REIT, we are generally not subject to federal income tax. We are, however, subject to a number of organizational and operational requirements and limitations.

Our strategy focuses primarily on acquiring, owning and leasing restaurant properties. We also own and lease a number of service station properties, most of which include convenience stores (referred to as C&Gs). At December 31, 2003, our portfolio consisted of 795 properties leased to over 270 tenants. We lease our properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major brands such as Applebee’s, Arby’s, Burger King, Captain D’s, Chili’s, Dairy Queen, Hardee’s, Pizza Hut, Popeye’s, Schlotzsky’s and Shoney’s and regional franchises such as Grandy’s and Taco Cabana. Our C&G tenants are affiliated with major brands such as Fina, Phillips 66 and Shell.

Under our triple-net leases, tenants are responsible for property operating costs, including property taxes, insurance and maintenance. The triple-net lease structure is designed to provide a predictable stream of income while minimizing ongoing operating costs associated with properties. As of December 31, 2003, our leased properties had average remaining terms, excluding renewal options, of 11.9 years.

We use FSI, one of our taxable REIT subsidiaries, to temporarily operate various retail businesses at some of our properties. We plan to maintain this retail operating capability to transition our properties from one tenant to another where appropriate. At December 31, 2003, FSI operated 14 C&Gs and two restaurants, sold fuel to 12 additional C&Gs which are leased to tenants and sold fuel on a wholesale basis to another two operations. We also, from time to time, make opportunistic investments in mortgage notes issued by third parties.

We conduct our operations primarily through U.S. Restaurant Properties Operating L.P., a Delaware limited partnership. At December 31, 2003, we owned a 99% limited partnership interest in this operating partnership. The sole general partner of this operating partnership is one of our wholly-owned subsidiaries.

We are a Maryland corporation whose common stock is traded on the New York Stock Exchange under the symbol “USV.”

Our principal executive offices are located at 12240 Inwood Road, Suite 300, Dallas, Texas 75244. Our telephone number is (972) 387-1487.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

On December 28, 2001, we completed the sale of 1,877,935 shares of our common stock to two entities affiliated with the Lone Star group of private equity funds pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The Lone Star funds are a group of private equity funds that invest globally in secured and unsecured non-performing loans, real estate related assets and selected corporate opportunities. The shares of common stock were issued pursuant to the Amended and Restated Stock Purchase Agreement, dated as of February 27, 2001 (the “Company Purchase Agreement”) between us and Lone Star U.S. Acquisitions, LLC (“Lone Star Buyer”) and Lone Star Fund III (U.S.), L.P. Lone Star Buyer subsequently assigned its rights under the Company Purchase Agreement to two other affiliates of the Lone Star funds (the “Lone Star Investors”). The shares of common stock issued pursuant to the Company Purchase Agreement were issued in four separate issuances, with the first issuance taking place on March 9, 2001, and the fourth, and final, issuance occurring on December 28, 2001.

In addition, the Lone Star Investors acquired an aggregate of 1,851,830 shares of our common stock on March 9, 2001, from certain stockholders of ours pursuant to an Amended and Restated Stock Purchase Agreement (together with the Company Stock Purchase Agreements, the “Stock Purchase Agreements”).

We entered into a Registration Rights Agreement (the “Lone Star Rights Agreement”) dated as of March 9, 2001 with the Lone Star Investors. In accordance with the terms of the Lone Star Rights Agreement, we have filed a Registration Statement on Form S-3, on March 16, 2004, of which this prospectus forms a part, to register an aggregate of 2,229,765 shares of common stock held by the Lone Star Investors.

On April 10, 2002, through a series of transactions, SCD Holdings, Inc., a joint venture between us and affiliates of the Lone Star funds, acquired Shoney’s Inc. An affiliate of the Lone Star funds is now the owner of SCD Holdings (of which our operating partnership was a 7.5% owner until October 2003). A special committee of our board of directors, comprised of independent directors, approved the sale of our operating partnership’s interest in SCD Holdings.

We have established a special committee of our board of directors, consisting of Messrs. Dawson, Deterding and Kropp, to approve any acquisitions of Shoney’s and Captain D’s properties because of the conflict of interest we have by virtue of the fact that an affiliate of the Lone Star funds presently owns Shoney’s. The Lone Star Investors currently own over 9% of our common stock and are the two selling stockholders in this offering. Mr. Robert J. Stetson, our chief executive officer is a member of the board of directors of Shoney’s. Mr. David M. West, our chairman, and Mr. Len W. Allen, Jr., another one of our directors, also are members of the board of directors of Shoney’s Inc. and the board of managers of Captain D’s, LLC. Mr. West is also the President of Lone Star U.S. Acquisitions, LLC, and, in that capacity, directs all North American origination, underwriting and asset management efforts for Lone Star funds. Since August 2000, Mr. Allen has served as Executive Vice President of Lone Star U.S. Acquisitions, LLC where he is responsible for originating investment opportunities in North America for the Lone Star funds. The special committee, which has already approved the acquisition of several real estate properties from Shoney’s, evaluates the procedure used by management to identify and value the properties to be acquired and ultimately approves the aggregate purchase price to be paid by us. No member of the special committee has any affiliation with the Lone Star funds.

Since the acquisition of Shoney’s by an affiliate of the Lone Star funds, we have completed the purchase of 110 properties from Shoney’s (through December 31, 2003). The aggregate purchase price for these properties was approximately $86.0 million.

Except as set forth above, we have had no material relationship with any of the selling stockholders during the past three years.

Subject to the restrictions described in this prospectus, the selling stockholders may offer our common stock covered under this prospectus for resale from time to time. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “PLAN OF DISTRIBUTION.”

The table below presents information as of March 15, 2004 regarding the selling stockholders and the shares that the selling stockholders (and their pledgees, assignees and successors-in-interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the selling stockholders:

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the selling stockholders’ accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock in transactions exempt from the registration requirements of the Securities Act since the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

The following list sets forth (1) the names of the selling stockholders; (2) the amounts of shares beneficially owned by the selling stockholders before this offering; (3) the amounts of shares being offered hereunder for the selling stockholders’ account; and (4) the percent of outstanding shares of our common stock owned by each selling stockholder after completion of this offering.

Name	Shares Owned Before this Offering	Shares Offered In this Offering	Shares Owned After this Offering(1)	Percent of Common Stock Owned After Offering(1)

LSF3 Capital Investments I, LLC (2) 717 N. Harwood Street, Suite 2200 Dallas, TX 75201	1,382,633	1,382,633	—	—

LSF III Capital Investments, L.P. (2) 717 N. Harwood Street, Suite 2200 Dallas, TX 75201	847,132	847,132	—	—

(1)	Assumes that all of the shares being offered hereunder will be sold.
(2)	The sole member of LSF3 Capital Investments I, LLC, a Delaware limited liability company (“Investments I”), is LSF3 REOC I, L.P., a Delaware limited partnership (“REOC”). The general partner of REOC is LSF3 GenPar I, LLC, a Delaware limited liability company (“GenPar”). The sole member of GenPar is Lone Star Fund III (U.S.), L.P., a Delaware limited partnership (“Lone Star US”). The general partner of Lone Star US is Lone Star Partners III, L.P., a Bermuda limited partnership (“Partners III”). The general partner of Partners III is Lone Star Management Co. III, Ltd., a Bermuda exempt limited liability company (“Management III”). John P. Grayken, a citizen of Ireland, is the sole stockholder, a director and President of Management III. Mr. Grayken is also sole shareholder and sole director of Advisors GenPar, Inc., a Texas corporation (“Advisors GenPar”). The sole general partner of LSF III Capital Investments, L.P. (“Investments II”) is Partners III. Hudson Advisors, LLC, a Texas limited liability company (“Hudson”) is an asset manager, and, pursuant to a proxy granted by Investments I and Investments II as part of an asset management agreement, has certain voting rights with respect to the shares of our common stock owned by Investments I and II. The managing member of Hudson is Hudson Advisors Associates, L.P., a Texas limited partnership (“Advisors”). The general partner of Advisors is Advisors GenPar. The address of the principal offices and business address of Investments I, Investments II, REOC, GenPar and Lone Star US is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Advisors and Advisors GenPar is 717 North Harwood Street, Suite 2100, Dallas, Texas 75201. The address of the principal offices and business address of Partners III and Management III is Washington Mall, Suite 104, 7 Reid Street, Hamilton, HM 11, Bermuda. The business address of Mr. Grayken is 50 Welbeck Street, London, United Kingdom, W1G 9XW.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	sales through underwriters, dealers or agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may sell their shares of common stock in an offering “at the market” as defined in Rule 415 under the Securities Act of 1933. One or more of Banc of America Securities LLC, Morgan Keegan & Company, Inc. and Southwest Securities, Inc. may act as underwriters in connection with such an offering. If the selling stockholders offer their shares of common stock through underwriters, dealers or agents, a prospectus supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If a firm is not named in the prospectus supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission. Any underwriting agreement will entitle the underwriters to indemnification against designated civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to compliance with specific conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the prospectus supplement, the securities will be offered by the underwriters, if any, when, as and if delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act 1933.

FEDERAL INCOME TAX CONSEQUENCES

General

The following summary of material federal income tax consequences that may be relevant to a holder of common stock is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to specific stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and stockholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of those changes. Any change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that a challenge will not be sustained by a court.

This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of common stock is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of any purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

We have elected to be treated as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that the REIT requirements will be met in the future.

The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. See “—Failure to Qualify as a REIT.” The following is a summary of the material federal income tax considerations affecting us as a REIT and our stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

REIT Qualification

We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more directors. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital stock may be held, directly or indirectly, applying the applicable constructive ownership rules of the Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

Our outstanding common stock is owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy the stock ownership requirements described above. To protect against violations of these stock ownership requirements, our articles of incorporation provide that, with certain exceptions, no person is permitted to own, applying constructive ownership tests set forth in the Code, more than 9.8% of the outstanding common stock or 9.8% of the outstanding preferred stock. Our articles of incorporation permit our board of directors to waive this ownership limitation to permit greater percentage ownership if it determines such larger percentages will not jeopardize our REIT status. In addition, our articles of incorporation contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into excess stock to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled “Failure to Qualify as a REIT.”

To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of shares of common stock. To do so, we will demand written statements each year from the record holders of the percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing, among other things, the actual ownership of the shares.

We believe we currently satisfy, and expect to continue to satisfy, each of the requirements discussed above. We also believe we currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income – a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

In the case of a REIT which is a partner in a partnership or any other entity that is treated as a partnership for federal income tax purposes, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of U.S.

Restaurant Properties Operating L.P. (including U.S. Restaurant Properties Operating L.P.’s share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “–Tax Aspects of the Partnerships.” We have control of U.S. Restaurant Properties Operating L.P. through ownership of its general partner and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

75% Gross Income Test. At least 75% of a REIT’s gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

(1)	rents from real property;

(2)	interest on loans secured by real property, other than property acquired from related parties;

(3)	gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business;

(4)	income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property;

(5)	distributions on, or gain from the sale of, shares of other qualifying REITs;

(6)	abatements and refunds of real property taxes;

(7)	amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

(8)	“qualified temporary investment income” (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from “prohibited transactions.” In general, a prohibited transaction is one involving a sale of property held primarily for sale in the ordinary course of our business, not including property acquired through foreclosure, and sometimes not including property we have held for at least four years.

We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if specific conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants and rent attributable to personal property leased together with the real property, so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. The basis for determining whether more than 15% of the rents received by a REIT from a property is attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant. We do not expect to earn material amounts in these categories.

Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipts or sales is permitted as rent from real property, and we will have leases where rent is based on a percentage of gross receipts or sales. We generally do not intend to lease property and receive rentals based on the tenant’s income or profit, except in limited cases which should not jeopardize our status as a REIT. Also generally excluded from “rents from real property” is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Code, own a 10% or greater interest. However, in certain cases a REIT may receive qualified rents from a related person if it qualifies as a “taxable REIT subsidiary” (as described below). We receive rents from FSI, our wholly-owned subsidiary. Even though we have made a taxable REIT subsidiary election for FSI, the rents we receive from FSI are not qualified rents. We receive some rental income from tenants of which we constructively own a 10% or greater interest. We believe that the nonqualified rents we receive from FSI and from tenants in which we constructively own a 10% or greater interest are not in amounts sufficient to jeopardize our status as a REIT.

A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an “independent contractor” from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing those services, is 1% or less of the total income derived from the property, then the provision of these non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as “rents from real property.”

We will, in most instances, directly operate and manage our assets without using an “independent contractor.” We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, including hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute property held primarily for sale in the ordinary course of our business. This test permits a REIT to earn a significant portion of its income from traditional “passive” investment sources that are not necessarily real estate related. The term “interest” (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. From time to time, we may receive that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income (including rent from related party tenants, as discussed above), is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish one or more corporate subsidiaries, such as FSI The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test.

If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year; (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests (but in the case of the 95% income test, applied only to the extent our qualifying income is less than 90% of our gross income) for that year times a fraction intended to reflect our profitability. See “—Taxation as a REIT.”

Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any gain realized by U.S.

Restaurant Properties Operating L.P. and its subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning their properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet three tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, “real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by interests in real property, shares in other REITs and options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own securities of any one non-governmental issuer that represent (1) more than 5% of the value of our total assets, (2) more than 10% of the total voting power of the outstanding securities of any single issuer or (3) more than 10% of the total value of the outstanding securities of any one issuer. However, we are not constrained by these limitations if the issuer is a “taxable REIT subsidiary.” A “taxable REIT subsidiary” is a corporation that may provide services to tenants of the REIT and others without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable REIT subsidiary, as a third limitation, the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT. Any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% gross income test. In addition, there are limits on the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits on the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT. A REIT may also own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT’s assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter or increase our interests in U.S. Restaurant Properties Operating L.P., we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take all action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

Annual Distributions to Stockholders. To maintain our REIT status, we generally must distribute as a dividend to our stockholders in each taxable year at least 90% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 90% of the sum of (a) our “REIT taxable income” before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on that income, minus (2) limited categories of “excess noncash income,” including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT taxable income is defined to be a modified form of the taxable income of the REIT, computed as if it were an ordinary corporation. For example, taxable income is modified in that the deduction for dividends paid is allowed, but neither net income from property acquired through foreclosure, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

A REIT may satisfy the distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if they meet the following tests. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the stockholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of our “ordinary income” plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example if we distribute only the required 90% of our taxable income, we would be taxed on the retained 10%. Occasionally, we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then, in order to meet the distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

If we fail to meet the distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a “deficiency dividend,” as well as applicable interest and penalties, within a specified period.

Taxation as a REIT

As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our stockholders. This treatment effectively eliminates the “double taxation” imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

Even as a REIT, we will be subject to tax in the following circumstances:

(1)	we would be subject to tax on any income or gain from property acquired through foreclosure at the highest corporate rate (currently 35%);

(2)	a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

(3)	if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test (but in the case of the 95% income test applied only to the extent that our qualifying income is less than 90% of our gross income), times (b) a fraction intended to reflect our profitability;

(4)	we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our stockholders;

(5)	if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

(6)	we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in specific tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period; and

(7)	we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

In addition, a tax is imposed on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

•	Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

•	Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

•	The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

•	The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT’s property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

•	The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary’s direct cost of rendering the services.

•	The Secretary has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arms’ length basis even though a taxable REIT subsidiary provided services to the tenants.

Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

Failure to Qualify as a REIT

For any taxable year in which we fail to qualify as a REIT and applicable relief provisions are not available, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common stock or preferred stock. If we lose our REIT status, unless relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships and single member limited liability companies. In general, these are all “pass-through” entities or disregarded entities which are not subject to federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners or members receive a distribution from the entity. We will include in our income our proportionate share of these items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by U.S. Restaurant Properties Operating L.P. and its subsidiaries.

Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships or disregarded entities (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification would prevent us from satisfying the asset tests if either 10% asset test was violated or if the 5% asset test was violated. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an “eligible entity”) may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. U.S. Restaurant Properties Operating L.P. and its subsidiaries have consistently claimed and intend to claim classification as partnerships under the regulations and have not elected otherwise, and, as a result, we believe these partnerships will be classified as partnerships or disregarded entities for federal income tax purposes.

Even if U.S. Restaurant Properties Operating L.P. is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation under the publicly traded partnership rules of Section 7704 of the Code. A partnership may avoid the application of the publicly traded partnership rules if 90% of its income is qualifying income. Qualifying income includes rents from real property and interest. We anticipate that we will satisfy the 90% qualifying income test. However, the REIT rules and the publicly traded partnership rules use different standards to determine what qualifies as rents from real property. Therefore, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules.

The Treasury Regulations described above also provide that an eligible entity with a single owner can elect to be disregarded as an entity separate from its owner. In fact, this type of entity will be disregarded as an entity separate from its owner unless it elects otherwise. U.S. Restaurant Properties Operating L.P. has consistently claimed and intends to claim classification of its single member limited liability companies as disregarded entities under the final regulations, and, as a result, we believe these entities will be classified as disregarded entities for federal income tax purposes. We will also treat as a disregarded entity in certain cases a partnership that has two or more partners where all but one of the partners is a disregarded entity (e.g., a partnership between a partner and a single member limited liability company owned by such partner.

Taxation of Taxable U.S. Stockholders

Except as discussed below, distributions generally will be taxable to taxable U.S. stockholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to stockholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. stockholders subject to the passive activity rules will generally be unable to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will sometimes not be treated as investment income.

Generally, gain or loss realized by a stockholder upon the sale of common stock or preferred stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from us and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

In any year in which we fail to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of our tax preference items.

Recent Legislation

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the tax rate on both dividends and long-term capital gains for most non-corporate taxpayers to 15% until 2008. This reduced maximum tax rate generally does not apply to ordinary REIT dividends, which continue to be subject to tax at the higher tax rates applicable to ordinary income (a maximum rate of 35% under the new legislation). The new 15% maximum tax rate however does apply to (i) long-term capital gains recognized on the disposition of REIT shares; (ii) REIT capital gain distributions (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate), (iii) REIT dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries, and (iv) REIT dividends attributable to income that was subject to corporate income tax at the REIT level (e.g., when the REIT distributes taxable income that had been retained and taxed at the REIT level in the prior taxable year). This legislation may cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs and may adversely affect the market price of the common shares of USRP.

Backup Withholding

We will report to our stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, we will be required to deduct and withhold a tax from any dividends payable to that stockholder. These rules may apply (1) when a stockholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder’s federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status.

Taxation of Tax Exempt Entities

In general, a tax exempt entity that is a stockholder will not be subject to tax on distributions or gain realized on the sale of shares. The IRS has confirmed that a REIT’s distributions to a tax exempt employees’ pension trust do not constitute unrelated business taxable income. A tax exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code. In determining the number of stockholders a REIT has for purposes of the “50% test” described above under “—REIT Qualification,” generally, any stock held by tax exempt employees’ pension and profit sharing trusts which qualify under Section 401(a) of the Code and are exempt from tax under Section 501(a) of the Code will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT’s gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were one of these trusts) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is “predominantly held” by these trusts. A REIT is predominantly held by these trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for specific purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the “set aside” and reserve requirements.

Taxation of Foreign Investors

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock or preferred stock, including any reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common stock or preferred stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. stockholder unless (1) the non-U.S. stockholder files on IRS Form W-8BEN claiming that a lower treaty rate applies or (2) the non-U.S. stockholder files an IRS Form W-8ECI claiming that the dividend is effectively connected income.

Under certain Treasury Regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. stockholder’s shares of stock, they will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to withholding. However, the non-U.S. stockholder may seek a refund of those amounts from the IRS.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under this act, those dividends are taxed to a non-U.S. stockholder as if the gain were effectively connected with a United States business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to this act may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption. We are required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. stockholder’s tax liability under this act.

Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under this act if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” and therefore the sale of shares will not be subject to taxation under this act. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a “domestically controlled REIT.” However, gain not subject to this act will be taxable to a non-U.S. stockholder if (1) investment in the shares of common stock or preferred stock is effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual’s capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. stockholder’s sale of shares of common stock or preferred stock would be subject to tax under this act would depend on whether or not the shares of common stock or preferred stock were regularly traded on an established securities market (including the New York Stock Exchange) and on the size of selling non-U.S. stockholder’s interest in our capital stock. If the gain on the sale of shares were to be subject to taxation under this act, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of shares of common stock or preferred stock may be required to withhold 10% of the gross purchase price.

State and Local Taxes

We, and our stockholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-13089).

•	The description of our common stock contained in our registration statement on Form 8-A filed June 13, 1997 (File No. 001-13089).

You may request copies of these filings at no cost by writing or telephoning our Investor Relations Department at the following address and telephone number:

U.S. Restaurant Properties, Inc.

12240 Inwood Road

Suite 300

Dallas, Texas 75244

(972) 387-1487 x 147

LEGAL MATTERS

The validity of the securities issued hereunder will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to changes in the method of accounting for discontinued operations in 2002 and asset retirement obligations in 2003 as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations, respectively), which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

2,000,000 Shares

U.S. RESTAURANT PROPERTIES, INC.

Common Stock

PROSPECTUS SUPPLEMENT

JUNE 8, 2004

MORGAN KEEGAN & COMPANY, INC.